December 26, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Acceleration Request for NextDecade Corporation

Registration Statement on Form S-3 (File No. 333-228914)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextDecade Corporation hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on December 26, 2018, or as soon thereafter as is practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Sean Jones of K&L Gates LLP, our counsel, at (704) 331-7406. We appreciate your assistance in this matter.

Very truly yours,

NextDecade Corporation
By: /s/ Krysta De Lima
Title: General Counsel